1. Name and Address of Reporting Person
   Batinovich, Andrew
   400 South El Camino Real
   San Mateo, CA 94402-1708
2. Issuer Name and Ticker or Trading Symbol
   Glenborough Realty Trust Incorporated (GLB)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Day/Year
   12/26/2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   President and Chief Operating
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+------------------------------+----------+----------+---------+--------------------------+--------------+-----------+------------+
|1. Title of Security          |2. Trans- |2A.Execu- |3. Trans-|4. Securities Acquired (A)|5. Amount of  |6. Owner-  |7. Nature   |
|                              |   action |   action |   action|   or Disposed of (D)     |Securities    |   ship    |   of In-   |
|                              |   Date   |   Date   |   Code  |                          |Beneficially  |   Form:   |   direct   |
|                              |          |          |         |                          |Owned         |   Direct  |   Bene-    |
|                              |  (Month/ |  (Month/ |         |                          |Following     |   (D) or  |   ficial   |
|                              |   Day/   |   Day/   +-----+---+-----------+---+----------+Reported      |   Indirect|   Owner-   |
|                              |   Year)  |   Year)  |Code |V  |Amount     |A/D|Price     |Transaction(s)|   (I)     |   ship     |
+------------------------------+----------+----------+-----+---+-----------+---+----------+--------------+-----------+------------+
Preferred Stock                 12/23/2002            J         4           A   $0.0000    283 <F2>       I           via
                                                      <F1>                      <F1>                                  Glenborough
                                                                                                                      Partners
Common Stock                    12/23/2002            A         23837       A   $0.0000    231229         D
                                                      <F3>                      <F3>
Common Stock                    12/23/2002            J         15          A   $0.0000    1231 <F2>      I           via
                                                      <F1>                      <F1>                                  Glenborough
                                                                                                                      Partners
Common Stock                                                                               56488          I           via
                                                                                                                      Rainbow/Andre
                                                                                                                      w
Common Stock                                                                               55369          I           via
                                                                                                                      Rainbow/Angel
                                                                                                                      a

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+----------+--------+-------+-------+---------+-----------+---------------------+----------------+----------+-------+-------+------+
|1.        |2.      |3.     |3A.    |4.       |5.         |6.                   |7.              |8.        |9.     |10.    |11.   |
|          |        |       |       |         |           |                     |                |          |Number |Owner- |      |
|          |        |       |       |         |           |                     |                |          |of     |ship   |      |
|          |        |       |       |         |           |                     |                |          |Deriv- |Form of|      |
|          |        |       |       |         |           |                     |Title and Amount|          |ative  |Deriv- |      |
|          |        |       |       |         |           |                     |of Underlying   |          |Secur- |ative  |Nature|
|          |Conver- |Trans- |Execu- |         |Number of  |                     |Securities      |          |ities  |Secur- |of    |
|          |sion or |action |tion   |         |Derivative |Date Exercisable     +-------+--------+          |Benefi-|ity:   |In-   |
|          |Exercise|Date   |Date   |         |Securities |and Expiration Date  |       |Amount  |          |cially |Direct |direct|
|          |Price of|       |       |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned  |(D) or |Bene- |
|Title of  |Deriv-  |(Month/|(Month/|tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |       |In-    |ficial|
|Derivative|ative   | Day/  | Day/  +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|       |direct |Owner-|
|Security  |Security|Year)  |Year)  |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |       |(I)    |ship  |
+----------+--------+-------+-------+------+--+-----+-----+----------+----------+-------+--------+----------+-------+-------+------+
OP Units    $0 <F4>  12/23/2         J <F1>    70           <F4>       <F4>      Common  70       $0.0000    5530    I       via
                     002                                                         Stock            <F1>       <F2>            Glenbor
                                                                                                                             ough
                                                                                                                             Partner
                                                                                                                             s

Explanation of Responses:

<F1>
Glenborough Partners, a partnership in which the reporting person holds an interest, owns securities of the Issuer. The securities acquired by the reporting person are attributable to an increase in the reporting person's interest in Glenborough Partners, as a result of a redemption by Glenborough Partners of a portion of its outstanding partnership interests. No consideration was paid by the reporting person in connection with such redemption.
<F2>
Glenborough Partners is a partnership in which the reporting person holds an interest. Represents the reporting person's beneficial interest in securities of the Issuer held or acquired (or disposed of, as the case may be) by Glenborough Partners. No consideration was paid (or received, as the case may be) by the reporting person in connection with such acquisition (or disposition, as the case may be).
<F3>
The shares were granted pursuant to (i) the Issuer's 1996 Stock Incentive Plan (the "Plan"), and (ii) an Officer's Restricted Stock Bonus Agreement (the "Agreement") between the reporting person and the Issuer. No consideration was given by the reporting person other than the terms and conditions specified in the plan and the Agreement. 20% of the shares vest on each of the first through fifth anniversaries of the grant.
<F4>
Represents the reporting person's portion of the shares of common stock of the Issuer that would be acquired by Glenborough Partners (a partnerhip in which the reporting person holds an interest), if Glenborough Partners exercises its option to redeem ("Redemption Rights") certain operating partnership units ("OP Units") in Glenborough Properties, L.P. (the "Operating Partnership"), and the Issuer, as general partner of the Operating Partnership, in turn elects to acquire such OP Units in exchange for shares sof the Issuer's common stock, rather than for cash. The number of shares issued in such case would be equal to the number of OP Units redeemed. Beneficial ownership of Glenborough Partners' OP Units is indirectly attributable to the reporting person by virtue of the reporting person's partnership interest in Glenborough Partners. The Redemption Rights expire on December 31, 2095, the expiration of the term of the Operating Partnership.

SIGNATURE OF REPORTING PERSON
/s/ Andrew Batinovich

DATE
12/23/2002